Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2020-15

PolyMet reports results for period ended June 30, 2020

St. Paul, Minn., August 6, 2020 – PolyMet Mining Corp (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM – today reported that it has filed its financial results for the three and six months ended June 30, 2020.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. funds.  Copies can be obtained free of charge by contacting the company at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com

In the most recent quarter, the company continued to progress through the legal process in defense of its operating permits. A number of legal challenges have been filed contesting various aspects of federal and state decisions; the company has received favorable final decisions in six cases to date. Five cases remain outstanding.

In two of the pending cases, the company was successful in petitioning the Minnesota Supreme Court to review lower court decisions. In June, the Supreme Court agreed to hear PolyMet’s appeal regarding our air permit. This was preceded in March by the Supreme Court granting our appeal regarding our Permit to Mine and dam safety permits.  Oral arguments for both cases have not yet been scheduled by the court, however, the company anticipates both cases to be heard before the end of the year.

In addition to successfully defending legal challenges to our permits, project optimization and engineering efforts that continued in earnest through the second quarter are expected to remain points of emphasis for the company through the remainder of the year.

Key Balance Sheet Statistics
(in ‘000 US dollars)

	June 30, 2020	December 31, 2019

Cash & equivalents	$6,473	$7,401
Working capital	1,116	3,043
Total assets	460,818	457,315
Total liabilities	86,218	73,175
Shareholders’ equity	$374,600	$384,140

Key Income and Cash Flow Statement Statistics
(in ‘000 US dollars, except per share amounts)

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
General & administrative expense	$6,582	$1,021	$11,789	$3,765
Other (Income) expenses:
Finance (income) expense & other	(1,047)	(519)	630	103
Non-cash rehabilitiation accretion	516	418	1,041	856
Non-cash (gain) loss on debenture modification	-	(10)	-	2,004
Loss for the period:	6,051	910	13,460	6,728
Loss per share	0.01	0.00	0.01	0.02
Cash used in investing activities:
NorthMet property	$2,450	$4,488	$5,003	$10,209
Weighted average shares outstanding	1,006,383,162	344,737,881	1,006,132,963	333,456,972

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Loss for the three months ended June 30, 2020, was $6.1 million compared with $0.9 million for the prior year period primarily due to additional studies related to engineering and further evaluation of the mineral resource.

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Loss for the six months ended June 30, 2020, was $13.5 million compared with $6.7 million for the prior year period primarily due to additional studies related to engineering and further evaluation of the mineral resource.

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PolyMet invested $2.5 million in cash into its NorthMet Project during the three months ended June 30, 2020, compared with $4.5 million for the prior year period due to lower capitalized spend following receipt of permits in March 2019.

●	PolyMet invested $5.0 million during the six months ended June 30, 2020, compared with $10.2 million in the prior year period due to lower capitalized spend following receipt of permits in March 2019.

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About PolyMet
PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world’s major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium – metals vital to global carbon reduction efforts – in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region’s established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.